Exhibit 99.1

Dada Announces Unaudited Third Quarter 2023 Financial Results

SHANGHAI, China, Nov. 14, 2023 (GLOBE NEWSWIRE) -- Dada Nexus Limited (NASDAQ: DADA, “Dada” or the “Company”), China’s leading local on-demand delivery and retail platform, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Highlights

●	Total net revenues in the third quarter were RMB2,866.6 million, an increase of 20.4% year over year from RMB2,380.1 million in the same period of 2022.

●	Total Gross Merchandise Volume (“GMV”) of JDDJ for the twelve months ended September 30, 2023 was RMB73.1 billion, an increase of 24.0% year over year from RMB58.9 billion in the same period of 2022.

“We are delighted to report another quarter of robust growth and significant year-over-year margin improvement,” said Mr. Jeff He, President of Dada. “Along the path to achieving our mission of bringing people everything on demand, we’ve realized high-quality growth and at the same time created meaningful social value. Together with JD.com, we will continue to leverage our digitalization capability to empower retailers, brand owners and riders, while uplifting consumers’ shopping experience in a cost-effective way.”

“Sticking to our balanced growth strategy, we delivered encouraging top-line and bottom-line results in the third quarter of 2023,” said Mr. Beck Chen, Chief Financial Officer of Dada. “Our revenue grew by 20% in the third quarter year over year, while our non-GAAP net margin1 continued to improve significantly by 11 percentage points on a year-over-year basis. Looking ahead, we are confident in the continuous increase in O2O penetration and the profitability of our business model.”

Third Quarter 2023 Financial Results

Total net revenues were RMB2,866.6 million, an increase of 20.4% year over year from RMB2,380.1 million in the same period of 2022.

	For the three months ended September 30,
	2022	2023

	(RMB in thousands)
Net Revenue
Dada Now
Services	819,764	1,072,165
Sales of goods	16,125	9,394
Subtotal	835,889	1,081,559
JDDJ
Services note (1)	1,544,257	1,784,188
Sales of goods	—	807
Subtotal	1,544,257	1,784,995
Total	2,380,146	2,866,554

Note:

(1) Includes net revenues from (i) commission fee, and online advertising and marketing services of RMB1,012,998 and RMB1,122,586 for the three months ended September 30, 2022 and 2023, respectively; and (ii) fulfillment services and others of RMB531,259 and RMB661,602 for the three months ended September 30, 2022 and 2023, respectively.

●	Net revenues generated from Dada Now increased by 29.4% from RMB835.9 million in the third quarter of 2022 to RMB1,081.6 million in the third quarter of 2023, mainly driven by the increase in order volume of intra-city delivery service to chain merchants.

●	Net revenues generated from JDDJ increased by 15.6% from RMB1,544.3 million in the third quarter of 2022 to RMB1,785.0 million in the third quarter of 2023, mainly due to the increase in GMV. The increase in online advertising and marketing services revenue as a result of the increasing promotional activities launched by brand owners and retailers also contributed to the increment of the net revenues generated from JDDJ.

Total costs and expenses were RMB3,107.4 million, compared with RMB2,919.6 million in the same quarter of 2022.

●	Operations and support costs were RMB1,956.0 million, compared with RMB1,466.8 million in the same quarter of 2022. The increase was primarily due to (i) an increase in rider cost as a result of increasing order volume of intra-city delivery services provided to various chain merchants, and (ii) an increase in costs for promotional activities.

●	Selling and marketing expenses were RMB1,018.5 million, compared with RMB1,149.7 million in the same quarter of 2022. The decrease was primarily due to (i) a decrease in advertising and marketing expenses, and (ii) a decrease in incentives to JDDJ consumers as a result of efficient expense control measures.

●	General and administrative expenses were RMB29.1 million, compared with RMB107.0 million in the same quarter of 2022. The decrease was primarily due to (i) a decrease in amortization of the business cooperation agreement (“BCA”) and non-compete commitment (“NCC”) arising from the acquisition of JDDJ in 2016, which was substantially amortized as of June 30, 2023; (ii) a decrease in share-based compensation expenses; and (iii) efficient expense control measures.

●	Research and development expenses were RMB94.1 million, compared with RMB180.5 million in the same quarter of 2022. The decrease was mainly attributable to the decrease in research and development personnel cost.

Loss from operations was RMB210.5 million, compared with RMB485.5 million in the same quarter of 2022.

Non-GAAP loss from operations2 was RMB52.4 million, compared with RMB300.1 million in the same quarter of 2022.

Net loss was RMB166.0 million, compared with RMB454.3 million in the same period of 2022.

Non-GAAP net loss1 was RMB9.2 million, compared with RMB270.2 million in the same period of 2022.

Net loss attributable to ordinary shareholders of Dada was RMB166.0 million, compared with RMB454.3 million in the same quarter of 2022.

Non-GAAP net loss attributable to ordinary shareholders of Dada3 was RMB9.2 million, compared with RMB270.2 million in the same quarter of 2022.

Basic and diluted net loss per share was RMB0.16, compared with RMB0.44 for the third quarter of 2022.

Non-GAAP basic and diluted net loss per share4 was RMB0.01, compared with RMB0.26 for the third quarter of 2022.

As of September 30, 2023, the Company had RMB4,410.0 million in cash, cash equivalents, restricted cash and short-term investments, an increase from RMB4,370.4 million as of December 31, 2022.

Environment, Social Responsibility and Corporate Governance

●	The Company actively engages in promoting the development of on-demand delivery industry. In August, Dada was featured as the only on-demand delivery player in the “Nationwide Case Study of Efficient Delivery in Urban and Rural Areas” jointly released by the Ministry of Commerce, the Ministry of Public Security, the Ministry of Transport, the State Post Bureau, and the All-China Federation of Supply and Marketing Cooperatives. In September, Dada was named in the “List of Key Commercial and Logistics Enterprises in China 2023” by the Ministry of Commerce.

●	In response to severe flooding in August, Dada Now launched a special flood relief program to help hard-hit areas such as Zhuozhou city in Hebei Province and Fangshan District in Beijing resume work and production. Dada Now distributed tens of thousands of food packages to support post-flood reconstruction efforts. Meanwhile, Dada Now provided various support measures to local riders, including subsidies, free meals, rainproof gear, equipment replacements, flood prevention care packages, medical kits, and other forms of assistance.

●	In September, JDDJ partnered with Ferrero, Unilever, Kotex, and other brands to donate 100,000 daily supply kits, including hygiene products and food, to more than 10,000 teachers and students in 17 schools in Chengduo County, Yushu Autonomous Prefecture, Qinghai Province.

Business Outlook

For the fourth quarter of 2023, Dada expects total net revenues to be between RMB3,000 million and RMB3,300 million, representing year-over-year growth of 12% to 23%. This outlook is based on information available as of the date of this press release and reflects the Company's current and preliminary expectations, which are subject to change in light of various uncertainties.

Conference Call

The Company will host a conference call to discuss the earnings at 8:30 p.m. Eastern Time on Tuesday, November 14, 2023 (9:30 a.m. Beijing time on Wednesday, November 15, 2023).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10034783-hf7yt8.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A telephone replay of the call will be available after the conclusion of the conference call through November 21, 2023.

Dial-in numbers for the replay are as follows:

U.S./Canada	1-855-883-1031
Mainland China	400-1209-216
Hong Kong	800-930-639
Replay PIN	10034783

A live and archived webcast of the conference call will be available on the Investor Relations section of Dada’s website at https://ir.imdada.cn/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from acquisitions. Non-GAAP operating margin is non-GAAP income/(loss) from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions and tax benefit from amortization of such intangible assets. Non-GAAP net margin is non-GAAP net income/(loss) as a percentage of total net revenues. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada is net income/(loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions and tax benefit from amortization of such intangible assets. Non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is non-GAAP net income/(loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net income/(loss) per share.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions and tax benefit from amortization of such intangible assets. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses, amortization of intangible assets resulting from acquisitions and tax benefit from amortization of such intangible assets have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders of Dada, and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income/(loss) attributable to ordinary shareholders of Dada and non-GAAP net income/(loss) attributable to ordinary shareholders of Dada per share for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income/(loss) attributable to ordinary shareholders of Dada and net income/(loss) attributable to ordinary shareholders of Dada per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Dada may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dada’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dada’s strategies; Dada’s future business development, financial condition and results of operations; Dada’s ability to maintain its relationship with major strategic investors; its ability to provide efficient on-demand delivery services and offer quality on-demand retail experience; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Dada’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Dada does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Dada

Dada is a leading platform of local on-demand retail and delivery in China. It operates JDDJ, one of China’s largest local on-demand retail platforms for retailers and brand owners, and Dada Now, a leading local on-demand delivery platform open to merchants and individual senders across various industries and product categories. The Company’s two platforms are inter-connected and mutually beneficial. The Dada Now platform enables improved delivery experience for participants on the JDDJ platform through its readily accessible fulfillment solutions and strong on-demand delivery infrastructure. Meanwhile, the vast volume of on-demand delivery orders from the JDDJ platform increases order volume and density for the Dada Now platform.

For more information, please visit https://ir.imdada.cn/.

For investor inquiries, please contact:

Dada Nexus Limited

Ms. Caroline Dong

E-mail: ir@imdada.cn

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-178-1749 0483

E-mail: rene.vanguestaine@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

For media inquiries, please contact:

Dada Nexus Limited

E-mail: PR@imdada.cn

Appendix I

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1,233,974	1,887,204
Restricted cash	433,895	652,686
Short-term investments	2,702,524	1,870,119
Accounts receivable, net	313,502	432,746
Inventories	8,826	9,809
Amount due from related parties	1,060,987	999,451
Prepayments and other current assets	606,502	253,193
Total current assets	6,360,210	6,105,208
Non-current assets
Property and equipment, net	16,849	10,017
Goodwill	957,605	957,605
Intangible assets, net	1,665,320	1,613,799
Operating lease right-of-use assets	37,592	21,023
Other non-current assets	8,223	6,940
Total non-current assets	2,685,589	2,609,384

TOTAL ASSETS	9,045,799	8,714,592

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	100,000	—
Accounts payable	9,791	5,461
Payable to riders and drivers	794,320	755,636
Amount due to related parties	147,003	245,636
Accrued expenses and other current liabilities	931,943	843,993
Operating lease liabilities	24,460	19,225
Total current liabilities	2,007,517	1,869,951

Non-current liabilities
Deferred tax liabilities	21,988	18,229
Non-current operating lease liabilities	16,574	633
Total non-current liabilities	38,562	18,862

TOTAL LIABILITIES	2,046,079	1,888,813

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands, except share data and otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0001 par value, 2,000,000,000 and 2,000,000,000 shares authorized, 1,079,881,662 and 1,098,809,538 shares issued, 1,021,923,242 and 1,048,044,810 shares outstanding as of December 31, 2022 and September 30, 2023, respectively)	688	707
Additional paid-in capital	20,599,549	20,977,851
Accumulated deficit	(13,824,234)	(14,499,388)
Accumulated other comprehensive income	223,717	346,609
TOTAL SHAREHOLDERS’ EQUITY	6,999,720	6,825,779

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,045,799	8,714,592

DADA NEXUS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share data and otherwise noted)

	For the three months ended September 30,
	2022	2023
	RMB	RMB
Net revenues	2,380,146	2,866,554
Costs and expenses
Operations and support	(1,466,848)	(1,955,950)
Selling and marketing	(1,149,709)	(1,018,496)
General and administrative	(107,011)	(29,050)
Research and development	(180,535)	(94,097)
Other operating expenses	(15,508)	(9,760)
Total costs and expenses	(2,919,611)	(3,107,353)
Other operating income	53,974	30,320
Loss from operations	(485,491)	(210,479)

Other income/(expenses)
Interest expenses	(3,259)	—
Others, net	33,332	43,247
Total other income	30,073	43,247
Loss before income tax benefits	(455,418)	(167,232)
Income tax benefits	1,082	1,253
Net loss	(454,336)	(165,979)
Accretion of convertible redeemable preferred shares	—	—
Net loss available to ordinary shareholders of Dada Nexus Limited	(454,336)	(165,979)

Net loss per ordinary share:
Basic	(0.44)	(0.16)
Diluted	(0.44)	(0.16)

Weighted average shares used in calculating net loss per share
Basic	1,028,922,429	1,042,045,692
Diluted	1,028,922,429	1,042,045,692

Net loss	(454,336)	(165,979)
Other comprehensive loss
Foreign currency translation adjustments, net of tax of nil	180,685	(8,192)
Total comprehensive loss	(273,651)	(174,171)

DADA NEXUS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share, per share and percentage data)

	For the three months ended September 30,
	2022	2023
	RMB	RMB
Loss from operations	(485,491)	(210,479)
Add:
Share-based compensation expense	52,160	36,868
Intangible assets amortization	133,237	121,207
Non-GAAP loss from operations	(300,094)	(52,404)

Net loss	(454,336)	(165,979)
Add:
Share-based compensation expense	52,160	36,868
Intangible assets amortization	133,237	121,207
Income tax benefit	(1,253)	(1,253)
Non-GAAP net loss	(270,192)	(9,157)

Non-GAAP net margin	(11.4)%	(0.3)%

Accretion of convertible redeemable preferred shares	—	—

Non-GAAP net loss available to ordinary shareholders of Dada Nexus Limited	(270,192)	(9,157)

Non-GAAP net loss per ordinary share
Basic	(0.26)	(0.01)
Diluted	(0.26)	(0.01)

Weighted average shares used in calculating net loss per share
Basic	1,028,922,429	1,042,045,692
Diluted	1,028,922,429	1,042,045,692

1 Non-GAAP net income (loss) represents net income (loss) excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions and tax benefit from amortization of such intangible assets. Non-GAAP net margin equals non-GAAP net income (loss) divided by total net revenues.

2 Non-GAAP income (loss) from operations represents income (loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from acquisitions.

3 Non-GAAP net income (loss) attributable to ordinary shareholders of Dada is net income (loss) attributable to ordinary shareholders of Dada excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from acquisitions and tax benefit from amortization of such intangible assets.

4 Non-GAAP net income (loss) per share is non-GAAP net income (loss) attributable to ordinary shareholders of Dada divided by weighted average number of shares used in calculating net loss per share.